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                              November 2, 2021

       C  sar Nivaldo Gon
       Chief Executive Officer
       CI&T Inc.
       R. Dr. Ricardo Benetton Martins, 1,000
       P  lis de Tecnologia-Pr  dio 23B
       Campinas-State of S  o Paulo
       13086-902- Brazil

                                                        Re: CI&T Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            File No. 333-260294
                                                            Filed November 1,
2021

       Dear Mr. Gon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed on October 15, 2021

       Capitalization, page 78

   1. Please revise your capitalization disclosure to quantify and to adjust for the extraordinary dividend payment
approved by the existing shareholders of CI&T Brazil on October 8,
                                                        2021.
       Dilution, page 79

   2. It appears the extraordinary dividend payment approved by the existing shareholders of
                                                        CI&T Brazil on October
8, 2021 will have a material impact on your net tangible
                                                        book value when paid
prior to the proposed offering. Please revise your dilution
 C  sar Nivaldo Gon
CI&T Inc.
November 2, 2021
Page 2
      disclosures to address the impact of this dividend on the expected dilution to new investors in Class A common stock or advise us.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 105

3. Please revise your discussion of your liquidity and capital resource to explain the impact of payment of the extraordinary dividend declared by the shareholders of CI&T Brazil on
      October 8, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameC  sar Nivaldo Gon
                                                           Division of
Corporation Finance
Comapany NameCI&T Inc.
                                                           Office of Technology
November 2, 2021 Page 2
cc:       Fernando A. Martinez, Esq.
FirstName LastName